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October 10, 2023

Texas Capital Funds Trust

2000 McKinney Avenue, Suite 700

Dallas, TX 75201

Re:       Texas Capital Funds Trust

File Nos. 333-271134 and 811-23862

Ladies and Gentlemen:

We have acted as counsel for Texas Capital Funds Trust (the “Registrant”), a Delaware statutory trust, in connection with the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “Registration Statement”), relating to the issuance and sale by the Registrant of its authorized shares, for the Texas Capital Government Money Market Fund, a series of the Registrant (the “Series”).

We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion, and we are familiar with the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”) and By-Laws.

Based upon the foregoing, we are of the opinion that the shares of the Series proposed to be sold pursuant to Post-Effective Amendment No. 3 have been duly authorized for issuance and, when issued and delivered against payment therefor in accordance with the terms, conditions, requirements and procedures described in the Registration Statement, will be validly issued and, subject to the qualifications set forth in the Declaration of Trust, fully paid and non-assessable beneficial interests in such Series. In this regard, we note that, pursuant to Section 5 of Article IV of the Declaration of Trust, the Trustees have the power to cause each shareholder, or each shareholder of any particular Series or class, to pay directly, in advance or arrears, for charges of the Registrant’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such shareholder from declared but unpaid dividends owed such shareholder and/or by reducing the number of shares in the account

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of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder.

With regard to our opinion as to non-assessability, we note that, pursuant to Article VI, Section 1 of the Fund’s Declaration of Trust, if, for any reason, the net income of the Series that maintains a stable net asset value per share, determined at any time, is a negative amount, the Trustees shall have the power to reduce the number of outstanding shares of the Series by reducing the number of shares in the account of each shareholder by a pro rata portion of the number of full and fractional shares that represents the amount of such excess negative net income or to take any other action they deem appropriate, in order to cause (or in order to assist in causing) the net asset value per share of the Series to remain at a constant amount per outstanding share immediately after each such determination and declaration.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the Securities and Exchange Commission, and to the use of our name in the Registration Statement, unless and until we revoke such consent. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP